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Jack L. Messman
Chairman & CEO

November 11, 1997

Mr. James L. Pate
Chairman and Chief Executive Officer
Pennzoil Company
P.O. Box 2967
Houston, TX 77252-2967

Dear Jim,

UPR's offer to merge with Pennzoil has reached an important juncture. I am writing to outline for you the reasons why this is so, and what UPR intends to do as a consequence.

First, there clearly appears to have been a substantial erosion in the value of Pennzoil's international oil and gas assets. Most prominently, the recent failure to find crude oil at what you touted as your "billion barrel" Karabakh prospect in the Caspian Sea is a serious setback. Yet you have refused to define for your shareholders the implications of this failure.

On October 10, 1997, we requested definitive information on the results at Karabakh so that Pennzoil's shareholders, the investment community and UPR could assess their significance. But we have heard nothing from you. Your refusal to provide further specific information on Karabakh and on your other recent international difficulties has led us to the only logical conclusion: your recent international failures have reduced Pennzoil's value below our offer of $84 per share.

Second, Pennzoil's Board and management have consistently acted to entrench themselves rather than to represent the best interests of Pennzoil shareholders. For some nine months, you and Pennzoil's Board have resisted our proposal to merge with Pennzoil in a transaction that would provide Pennzoil shareholders a substantial premium to the historical trading price of their company's stock - notwithstanding the fact that 61.5% of Pennzoil shares were tendered into our previous offer. We have made every reasonable effort to engage you in a dialogue that would lead to greater value for Pennzoil shareholders. But Pennzoil has refused even to discuss such a transaction with us. Instead, you have used every possible excuse and tactic to deny your shareholders any voice whatsoever in deciding the future of their own company.

Because the value of Pennzoil's international assets clearly appears to have eroded sharply, and because the Pennzoil Board has consistently acted contrary to its shareholders' interests, it is not in the best interest of our shareholders to continue to pursue our offer on an unsolicited basis for an indeterminate period. Accordingly, we will terminate our tender offer on November 17, 1997 unless you enter into good faith negotiations on or prior to that date and demonstrate that the value of Pennzoil as a whole has not declined.

We have always maintained that a negotiated transaction is the most desireable means for combining our two companies. I urge you to weigh carefully the implications of once again refusing to sit down and discuss a transaction that would immediately benefit all of your shareholders. If you do not enter into negotiations with us, you and your Board will deprive your shareholders of immediate and real value.

Sincerely,

/s/ Jack L. Messman


Jack L. Messman

cc: Pennzoil Board of Directors